Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130324

Prospectus Supplement No. 2
(To Prospectus Dated January 10, 2006)

ON TRACK INNOVATIONS LTD.

        This prospectus supplement updates the prospectus dated January 10, 2006.

        We are providing this prospectus supplement to update the table in the prospectus under the caption “Selling Shareholders”, to reflect the transfer of Warrants to purchase an aggregate of 1,500 of our Ordinary Shares at an exercise price of $14.58 per share. The amounts set forth below are based upon information provided to us by the selling shareholders (or their representatives), or on our records, and are accurate to the best of our knowledge. You should read this prospectus supplement together with the prospectus dated January 10, 2006 and the prospectus supplement dated December 26, 2007 which are to be delivered with this prospectus supplement.

        The table below sets forth additional information concerning beneficial ownership of the Ordinary Shares, Warrants and the Ordinary Shares issuable upon exercise of the Warrants. The table below supplements and amends the table appearing under “Selling Shareholders” beginning on page 20 of the prospectus, only with respect to those selling shareholders that are listed in the table below.

Name of Selling Shareholder	Relationship With Us Within Past 3 Years from the date of the Prospectus	Total Amount Beneficially Owned(*)		Amount of Ordinary Shares to be Offered for the Selling Shareholders' Account	Amount of Ordinary Shares Underlying Warrants or Options to be Offered for the Selling Shareholders' Account	Amount Beneficially Owned after the Offering(**)	Percent Beneficially Owned after the Offering(***)

Banque Privee
Edmond de
Rothschild SA	Shareholder	713,848	(1)	150,000	72,750	491,098	3.3%

Bank Julius Baer - Zurich	None	8,250	(2)	--	2,250	6,000	(a)

(a) Represents less than 1%.

*     Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by that person or entity. Shares beneficially owned include shares that may be acquired pursuant to options and warrants exercisable within 60 days of the date of this prospectus.

**      Assuming the sale of all ordinary shares registered for the account of the selling shareholder. The selling shareholder may sell all, some or no portion of the ordinary shares registered hereunder.

***     Based on 21,533,788 ordinary shares outstanding as of December 31, 2008. Ordinary shares deemed to be beneficially owned by virtue of the right of any person to acquire these shares within 60 days of the date of this prospectus are treated as outstanding only for purposes of determining the percent owned by such person.

(1)      Includes (i) 587,698 ordinary shares, (ii) 53,400 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share and (iii) 72,750 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share. Mr. Patrick Segal has voting and/or investment control over this selling shareholder.

(2)     Includes (i) 2,250 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $14.58 per share and (ii) 6,000 ordinary shares underlying warrants exercisable within 60 days with an exercise price of $13.97 per share. Mr. Alexandre Borgeat of Bank Julius Baer & Co. Ltd. has voting and/or investment control over this selling shareholder.

Investing in our Ordinary Shares involves a high degree of risk.
See "Risk Factors" beginning on page 5 of the prospectus.

        We will not receive any of proceeds from the sale of Warrants or the Ordinary Shares by the selling shareholders other than the exercise price of the Warrants. The selling shareholders may sell the Ordinary Shares either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices, or as further disclosed under “Plan of Distribution” beginning on page 24 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2008.